U.S. SECURITIES AND EXCHANGE COMMISSION

                                  WASHINGTON, D. C. 20549

                                        FORM 12b-25

                                 NOTIFICATION OF LATE FILING

                                            SEC FILE NUMBER  0-19013

                                            CUSIP NUMBER  38223103


[X] Form 10-K  [] Form 20-F  [] Form 11-K  []  Form 10-Q  []  Form N-SAR

                For Period Ended:  December 31, 1995

                 [  ]  Transition Report on Form 10-K
                 [  ]  Transition Report on Form 20-F
                 [  ]  Transition Report on Form 11-K
                 [  ]  Transition Report on Form 10-Q
                 [  ]  Transition Report on Form N-SAR

                 For the Transaction Period Ended:


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION


           ADVANCED ENVIRONMENTAL SYSTEMS, INC.
                (Full Name of Registrant)

           730 17th Street, Suite 712
           (Address of principal executive offices)

           Denver, CO  80202
           (City, State and Zip Code)



PART II - RULE 12b-25 (b) and (c)


If the subject could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III- NARRATIVE


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transaction report or portion thereof could not be filed within the prescribed time period.

The audit of Advanced Environmental Systems, Inc. is not yet completed and cannot be completed by the required filing date of March 30, 1996 without unreasonable cost and effort.



PART IV - OTHER INFORMATION



(1) Name and telephone number of person to contact in regard to this notification:

                   J. Daniel Bell           (303)  572-5000

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                      [X]  Yes               [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       [X]  Yes              [  ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


For the fiscal year ended December 31, 1995 , the Company has a pretax loss of $809,000 as compared to a pretax income of $1,061,000 for the same period ending in 1994. This is primarily due to the Company having a decrease in net service revenues. While net service revenues decreased 18% or $2,307,000, service cost and expenses decreased by only 7% or $954,000.
The Company's direct service costs as a percentage of service revenues for the years ended December 31, 1995 and 1994 are comparable. However, the Company's 1995 indirect service costs remained approximately the same as 1994. Therefore, indirect service cost as a percentage of service revenues increased 4% from 1994 to 1995.

In addition, the Company had an increase in selling, general & administrative expenses of $298,000 of which $270,000 was associated with the opening of a regional office in the Gulf Coast and an accrued insurance premium adjustment of $300,000. These additional costs in conjunction with the shortfall in revenues significantly contributed to the pretax loss of $809,000.




                          ADVANCED ENVIRONMENTAL SYSTEMS, INC.
                      (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   March 28, 1996          By: /s/ J. Daniel Bell
                                    J.  Daniel Bell, President and Director




ACCOUNTANT'S LETTER






March  26, 1996





Securities and Exchange Commission
Washington, D. C.  20549



      RE:    ADVANCED ENVIRONMENTAL SYSTEMS, INC.



Gentlemen:


We confirm that the audit of Advanced Environmental Systems, Inc. is not yet completed and cannot be completed by the required filing date of March 30, 1996 without unreasonable cost and effort.

Sincerely,



/s/ Hein & Associates LLP
Hein & Associates LLP